1271 Avenue of the Americas New York, New York 10020-1401 Tel: +1.212.906.1200 Fax: +1.212.751.4864 www.lw.com FIRM / AFFILIATE OFFICES
May 5, 2021	Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid Milan	Moscow Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tokyo Washington, D.C.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance 100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary Newberry, Kevin Vaughn

Re:	ATAI Life Sciences B.V.
Registration Statement on Form S-1
File No. 333-255383

Ladies and Gentlemen:

On behalf of ATAI Life Sciences B.V. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 initially filed with the Securities and Exchange Commission (the “Commission”) on April 20, 2021 (the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) in order to provide certain supplemental information in response to comment 21 contained in the Staff’s comment letter dated March 3, 2021 with respect to the Company’s Draft Registration Statement on Form S-1 to enable the Staff to complete its review of the Company’s equity compensation disclosures and certain other matters in the Registration Statement.

Confidential Treatment Request

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

Preliminary IPO Price Range

We advise the Staff that the Company currently anticipates a price range in its preliminary prospectus for the proposed offering that will be between $[***] and $[***] per share (the “Preliminary Price Range”), which takes into account (i) the consummation of the Company’s share exchange as disclosed in the Registration Statement in which shares of ATAI Life Sciences AG were exchanged for common shares of ATAI Life Sciences B.V. on a 1-to-10 basis (the “Share Exchange”) and (ii) a proposed [***]-for-[***] stock split (“Stock Split”) of the Company’s common shares that will be effected prior to the closing of the proposed offering. This range implies a pre-money equity valuation for the Company of $[***] to $[***]. Unless otherwise indicated, all of the share numbers and per share exercise prices and fair values per share in this letter have been updated to reflect the consummation of the Share Exchange and the proposed Stock Split.

The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters on the proposed initial public offering (the “Offering”), including discussions that took place on April 30, 2021 among the senior management of the Company and representatives of Credit Suisse Securities (USA) LLC, the lead underwriter of the Offering. Prior to April 30, 2021, senior management of the Company had not held formal discussions with the underwriters regarding a price range for the Offering. The Preliminary Price Range does not consider the current lack of liquidity for the Company’s common shares (“Common Shares”) and assumes a successful Offering between May and June of 2021, with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.

The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to change based on then-current market conditions and continuing discussions with the underwriters, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20% calculated based on the high end of the range. The Company expects to include the Bona Fide Price Range in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process.

Fair Value Determinations

As there has been no public market for our common shares to date, the estimated fair value of our common shares has historically been determined by our supervisory board as of the date of our option grant, with input from management, and considering our most recently available third-party valuation of our common stock. The supervisory board has determined its fair value at the time of grants of the option by considering a number of objective and subjective factors, including financing investment rounds, operating and financial performance, the lack of liquidity of share capital and general and industry specific economic outlook, among other factors. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation. Our supervisory board

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 2

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

considered the fair value of our common stock by first determining the equity value of our company. The equity value of our company was determined using the market approach by reference to the closest round of equity financing, if any, preceding the date of valuation and analysis of the trading values of publicly traded companies deemed comparable to us. In allocating the equity value of our company among various classes of stock, we used the option pricing method, or OPM. The OPM takes into account our classes of equity, dividend policy and conversion rights to determine how proceeds from a liquidity event shall be distributed among the various ownership classes at a future date. The OPM arrives at a final estimated fair value per share of the common stock before a discount for lack of marketability is applied. In addition to considering the results of these third-party valuations, our supervisory board considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold our common stock to outside investors in arms-length transactions,

•	our results of operations, financial position, and capital resources,

•	industry outlook,

•	the lack of marketability of our common stock,

•	the fact that the option grants involve illiquid securities in a private company,

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions,

•	the history and nature of our business, industry trends and competitive environment, and

•	general economic outlook including economic growth, inflation and unemployment, interest rate environment, and global economic trends.

The assumptions underlying these valuations represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could be materially different. The fair value of the underlying common stock will be determined by the supervisory board until such time as our common shares are listed on an established stock exchange.

For options granted in 2020, the third-party valuation was performed on June 1, 2020, which resulted in a valuation of the Company’s common stock of EUR 2.21 per share and was utilized by the supervisory board as the fair value of common stock per share for the options granted on August 21, 2020, September 1, 2020, and September 16, 2020, as there were no material transactions that would have impacted the fair value of our common stock from June 2020 to September 2020. The third-party valuation utilized a 25% discount for lack of marketability. The discount for lack of marketability was based on studies of similar stage biotechnology companies.

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 3

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

Of the share options granted in 2020, 2,393,600 were subject to performance-based vesting conditions that were satisfied in the third and fourth quarter of 2020 and $5.4 million in compensation expense was recognized in the year ended December 31, 2020. The remaining share options granted in 2020 are subject to performance-based vesting conditions, which are satisfied only if and when a Liquidity Event (as defined in the award) occurs within five years of the date of grant. Recognition of compensation cost relating to awards that vest on a Liquidity Event are deferred until the consummation of such transaction. As such, we did not record any stock-based compensation expense for the shares subject to the Liquidity Event performance-based vesting condition in the year ended December 31, 2020.

For the grants issued in January and February 2021, the supervisory board used the November 4, 2020 Series C equity financing round valuation of EUR 5.01 per share as the basis for the exercise price and per share fair values. As a result of the increased likelihood of completion of this offering, the Company reassessed the estimated fair value per common share for the share options’ grant dates occurring in the first quarter of 2021. The reassessed valuation used the November 4, 2020 Series C equity financing round as the basis for the per share values. Changes in markets were analyzed in order to estimate the applicable market return to apply to the base share value. A selection of biotechnology and pharmaceutical indices, as well as a group of guideline companies were used to estimate the median of the return data. For the options granted in February 2021, evidence of price discovery for the Series D financing was used to estimate the fair value of the common stock. On February 9, 2021, the Company set the price of the Series D financing at EUR 10.36 per share of common stock.

The share options granted in the first quarter of 2021 are subject to performance-based vesting terms, which are satisfied only if and when a Liquidity Event (as defined in the award) occurs within five years of the date of grant. Recognition of compensation cost relating to awards that vest on a Liquidity Event are deferred until the consummation of such transaction. As such, we will not record any stock-based compensation expense for the shares subject to the Liquidity Event performance-based vesting condition during the first quarter of 2021 for the shares listed in the table below.

A summary of the Company’s stock option grants and the associated valuations for the period starting April 2020 through February 11, 2021 are below:

Date of Grant	Number of Shares Subject to Awards Granted	Exercise Price Per Share (EUR)	Estimated Fair Value Per Common Share (EUR)	Exercise Price Per Share (USD)	Estimated Fair Value Per Common Share (USD)
August 21, 2020	4,891,980	€ 0.33	€ 2.21	$ 0.40	$ 2.61
August 21, 2020	5,885,982	€ 2.21	€ 2.21	$ 2.61	$ 2.61
September 1, 2020	74,860	€ 2.21	€ 2.21	$ 2.63	$ 2.63
September 16, 2020	63,610	€ 2.21	€ 2.21	$ 2.60	$ 2.60
January 2, 2021	65,450	€ 2.21	€ 5.54	$ 2.69	$ 6.76
January 2, 2021	3,899,324	€ 5.01	€ 5.54	$ 6.12	$ 6.76
January 14, 2021	508,640	€ 5.01	€ 5.94	$ 6.11	$ 7.23
January 20, 2021	261,800	€ 2.21	€ 6.03	$ 2.67	$ 7.30
January 20, 2021	5,835,716	€ 5.01	€ 6.03	$ 6.07	$ 7.30
January 21, 2021	583,440	€ 5.01	€ 6.03	$ 6.08	$ 7.31
January 22, 2021	2,400,123	€ 5.01	€ 6.03	$ 6.09	$ 7.32
February 11, 2021	1,065,197	€ 5.01	€ 10.36	$ 6.08	$ 12.56

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 4

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

Subsequently, on April 26, 2021, the Company granted options to purchase an aggregate of 4,376,952 shares of common stock, at an exercise price of EUR 10.36 per share. In connection with the Company’s increased likelihood of an initial public offering, the Company will assess on a preliminary basis the common stock fair value for the share options’ grant dates occurring in the second quarter of 2021 using the midpoint of the Preliminary Price Range. The share options granted in April 2021 are also subject to performance-based vesting terms, which are satisfied only if and when a Liquidity Event (as defined in the award) occurs within five years of the date of grant. Recognition of compensation cost relating to awards that vest on a Liquidity Event are deferred until the consummation of such transaction. The final fair value assessment related to the second quarter 2021 share option grants and the actual stock-based compensation expense that the Company recognizes will be dependent on the final price at which the Company’s common stock is sold in the initial public offering and the finalization of its financial statements for the year ending December 31, 2021. The impact of these stock-based compensation expenses will first be recorded for the six months ending June 30, 2021 and therefore these stock-based compensation expenses do not impact the consolidated financial statement periods disclosed in the Registration Statement.

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based on discussions between the Company and the underwriters. Prior to April 30, 2021, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	progress and stage of development of the Company’s development programs.

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 5

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

The Company believes that the difference between the fair value of its common stock as of February 11, 2021 of $12.56 (EUR 10.36) per share, and the Preliminary Price Range of $13.00 to $17.00 per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to February 11, 2021, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range represents a future price for shares of the Company’s common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair value of the Company’s common stock as of February 11, 2021, represents a contemporaneous estimate of the fair value of shares that were then illiquid, might never become liquid and, even if an IPO were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

•	Since February 11, 2021, the Company raised an aggregate of $158.2 million in gross proceeds from the issuance and sale of the Series D common stock in March 2021.

•	Since February 11, 2021, the Company has taken several steps towards the completion of an IPO, including publicly filing the Registration Statement with the Commission on April 20, 2021.

•	Since February 11, 2021, the Company made further progress in the execution of its business strategies and corporate growth

•	Since February 11, 2021, the Company held many “testing-the-waters” meetings, at which the Company received feedback from potential investors.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with more ready access to the public equity and debt markets.

Conclusion

Considering all of the above, the Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The Company also believes that the fair values determined for the common stock underlying each stock option grant are appropriate and demonstrate the Company’s consideration of all relevant factors in determining fair value at each valuation date. Accordingly, the Company submits that it believes that its determination of the fair value of the common stock for financial reporting purposes is appropriate and it has properly reflected the stock-based compensation expense for its historical grants.

The Company advises the Staff that the Company intends to use the midpoint of the bona fide offering price range disclosed in the Company’s preliminary prospectus to value, for accounting purposes, any additional stock options granted after the date that the underwriters recommended the Preliminary Price Range until the time that there is a public market for its common stock.

*    *    *

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 6

Securities and Exchange Commission

Division of Corporation Finance

May 5, 2021

Please do not hesitate to contact me by telephone at (212) 906-2916 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Nathan Ajiashvili
Nathan Ajiashvili of LATHAM & WATKINS LLP

cc:	(via email)

Florian Brand, ATAI Life Sciences B.V.
Greg Weaver, ATAI Life Sciences B.V.
Ian D. Schuman, Latham & Watkins LLP
Oliver Seiler, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED

ATAI LIFE SCIENCES B.V. - 7